Exhibit (d)(5)

[Blackbaud Letterhead]

October 21, 2011

PRIVATE AND CONFIDENTIAL

Gene Austin

President and Chief Executive Officer

Convio, Inc.

11501 Domain Drive, Suite 200

Austin, Texas 78758

Dear Gene,

I am writing to follow-up on our recent discussions regarding a potential strategic combination of our companies. We believe that there is a compelling business and financial rationale in combining our respective organizations. The purpose of this letter is to formally demonstrate our interest in merging with you.

We have the highest regard for Convio and its management team, and we believe that a combination of the two companies would be in the best interests of our respective stakeholders, employees and customers. Although the market is moving towards using SaaS applications, some customers still want on-premise applications, and the combined company will give customers greater choices. Convio customers will have access to best-in-class Back Office / Operations Management applications currently offered by Blackbaud. Moreover, given the strength of Convio’s online fundraising and marketing offerings, our complementary strengths will benefit customers, including with a global delivery platform. By leveraging Blackbaud’s extensive R&D platform and industry leading capabilities, Convio will be well positioned for future growth.

We have great respect for you and your management team and envision a truly collaborative effort going forward. We believe that Blackbaud represents an optimal home for Convio and its dedicated leadership team, allowing management to leverage our strengths to deliver its vision and achieve overall success for both Convio and Blackbaud. Our team is excited about the prospect of working with your management team to maximize the benefits of such a combination for all parties.

Based on our knowledge of the industry and our review of Convio’s public filings and other publicly available information, Blackbaud is prepared to offer Convio stockholders, subject to further diligence, a price in the range of $12.25 to $13.25 per share in cash for 100% of the outstanding equity of Convio, assuming approximately 18.3 million issued and outstanding shares, with an additional 3.1 million options and restricted stock units outstanding. Our proposal represents a 36% to 47% premium to the Convio closing share price on October 20, 2011 and an enterprise value of approximately $200 to $220 million based on Convio’s latest 10-Q filing. Blackbaud is fully prepared to pay for demonstrated value and looks forward to meeting with management to discuss Convio and its prospects in more detail.

We would expect to complete customary due diligence and to negotiate a mutually satisfactory definitive agreement (typical for a public company acquisition) within a short timeframe. To that end, we would like to meet with your team as soon as the beginning of November to receive an update on your financial and strategic plan, and further understand your near-term and long-term business goals. We envision conducting a focused diligence process with the goal of signing a definitive agreement and announcing a transaction in early December. Consummation of the transaction would be subject to standard closing conditions, including approval of your stockholders and anti-trust clearances, and would happen as soon as practicable, likely in the first quarter of 2012.

Our senior management team has spent considerable time and effort with our financial advisors in analyzing a potential transaction with your company. We can assure you that financing will not be a problem for Blackbaud, and closing of the transaction will not be contingent on financing. We expect a transaction to move expeditiously through diligence and closing.

We are prepared to dedicate the necessary resources to complete a transaction within a short timeframe. As such, we request the exclusive right to conduct further diligence for a period of thirty (30) days and, pending the outcome, negotiate a mutually satisfactory definitive agreement. Further, this offer is confidential and should not be shared with any other party.

We are confident that a combination of our two organizations will benefit the shareholders of both companies. We sincerely hope that you, your management and your Board of Directors will share our enthusiasm and look forward to hearing back from you as soon as possible. This matter has the highest priority for us and we are committed to working with you to expeditiously bring this vision to fruition. Should you have any questions, please feel free to contact me.

Sincerely,

By:	/s/ Marc Chardon
Marc Chardon President and Chief Executive Officer

2